Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

August 9, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jacob Sandoval

Re:	Two Roads Shared Trust
File Nos.: 811-22718; 333-182417
(the “Registrant”)

Dear Mr. Sandoval:

This letter is in response to the comments that you provided regarding the review of the annual reports (the “Annual Reports”) and other filings for the following series of the Trust (the “Funds”):

Fund Name	Fiscal Year End	N-CSR filing date
West Shore Real Return Fund	April 30	July 14, 2015
Affinity Small Cap Fund	July 31	October 9, 2015
LJM Preservation and Growth Fund	October 31	January 8, 2016
Redwood Managed Volatility Fund	October 31	January 11, 2016
Anfield Universal Fixed Income Fund	October 31	January 11, 2016
Breithorn Long/Short Fund	October 31	January 11, 2016
Superfund Managed Futures Strategy Fund	October 31	January 11, 2016

1.                  Comment: Please update EDGAR to reflect the status of inactive or liquidated funds.

Response: The Registrant will update EDGAR as requested.

2.        Comment: Confirm whether any Funds have executed trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, and amended (the “1940 Act”), and if so, please disclose the details of such transactions in future reports.

Response: None of the Funds have executed trades pursuant to Rule 17a-7 in each of the Fund’s last respective fiscal years.

3.        Comment: Please explain why Mark Gersten is designated as an audit committee financial expert for certain Funds but not for all of the Funds.

Response: Mark Gersten’s designation as an audit committee financial expert was inadvertently omitted from the shareholder reports for certain Funds. The Registrant’s Board of Trustees has determined that Mark Gersten is an audit committee financial expert for each of the funds in the Trust, including the Funds, and the Registrant will update this information in each Funds’ next Form N-CSR filing going forward, as applicable.

With respect to the Superfund Managed Futures Strategy Fund:

4.        Comment: The Fund’s Consolidated Statement of Changes in Net Assets discloses distributions constituting a return of capital to shareholders. Please confirm that such distributions are in compliance with Rule 19a-1 under the 1940 Act.

Response: The Registrant confirms such distributions were in compliance with Rule 19a-1. With respect to the written statement described by Rule 19a-1, there was no intent to distribute return of capital at the time of the distribution on December 19, 2014 and therefore no written notice pursuant to Rule 19a-1 was issued. The determination that a portion of that distribution constituted a return of capital was made prior to the October 31, 2015 fiscal year-end due to tax adjustments.

5.        Comment: Please describe the treatment of variation margins for futures for purposes of the Fund’s financial statements. Please refer to the AICPA Audit and Accounting Guide for Investment Companies Section 7.65.

Response: Variation margin is not moved on a daily basis as sufficient cash is maintained at the broker (shown as “Deposits with Broker” in the Fund’s Consolidated Statement of Assets and Liabilities). The financial statements reflect the cumulative unrealized appreciation/depreciation on open futures contracts and in accordance with AICPA Audit and Accounting Guide for Investment Companies Section 7.65.

With respect to the Breithorn Long/Short Fund:

6.        Comment: It appears that a 497 was filed for the Fund on March 7, 2016, stating that the Fund will be liquidated, and then a subsequent 497 was filed on April 1, 2016, stating that the Fund has abandoned the plan of liquidation and has been reopened to new investment. To the extent that such events have created material new or additional risks, please ensure that adequate disclosure is provided in the Fund’s prospectus.

Response: The Registrant confirms that the contemplated liquidation and subsequent reopening of the Fund did not result in any materially significant risks that are not presently disclosed in the Fund’s registration statement. Furthermore, there were no material shareholder redemptions between the filing of the supplement regarding the liquidation and the subsequent supplement that was filed on April 1, 2016.

7.        Comment: The Fund’s performance chart should begin using the minimum investment amount for Class I shares. Please apply the appropriate minimum investment amount going forward. Please note that this comment also applies to the Class I shares of the Conductor Global Equity Value Fund.

Response: The Registrant will apply the minimum investment amount for Class I shares in both Fund’s performance chart going forward.

8.        Comment: The fact sheet posted to the Fund’s website contains fees that do not match the fees disclosed in the Fund’s prospectus. Please discuss why there is a discrepancy in the disclosed fees and provide the correct information going forward.

Response: The Fund’s fact sheet for the quarter ended March 31, 2016 is in conformance with the presentation of standardized performance information permitted by Rule 482 under the Securities Act of 1933 (Rule 482) and Rule 34b-1 under the Investment Company Act of 1940 (Rule 34b-1) and in compliance with Financial Industry Regulatory Authority Rule 2210 (“Rule 2210”).

Rule 2210 (d)(5)(ii)(b) requires the disclosure of “total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in the fee table of the investment company’s prospectus…” Rule 2210 does not preclude performance sales material from also presenting a fund’s expense ratio net of any fee waivers or expense reimbursements, as long as the member presents both expense ratios in a fair and balanced manner in accordance with the standards of Rule 2210.

In this regard, the Fund’s disclosure in its fact sheet provides for the gross expense ratio as required by Rule 2210. The disclosure also provides the contractual fee waivers or expense reimbursements and the time period during which the fee waiver or expense reimbursement obligation remains in effect. The numbers shown match those corresponding amounts in the Fund’s prospectus (for Class I shares) dated February 29, 2016.

With respect to the Affinity Small Cap Fund:

9.        Comment: The name of the Fund’s auditor is missing from the independent registered public accounting firm report in the Fund’s financial statements. Please refile the annual report including the name of the Fund’s auditor.

Response: The Registrant filed an amended N-CSR on August 3, 2016, to include the name of the Fund’s auditor in the independent registered public account firm report.

10.        Comment: The staff is unable to locate the Fund’s filing on Form N-Q for the period ended October 31, 2015. Please describe where this document is located.

Response: The Form N-Q was filed on July 15, 2016.

With respect to the LJM Preservation and Growth Fund:

11.        Comment: The schedule of investments shows options on the S&P 500 Index futures. Please include the expiration date of the futures in the description going forward. Please note that this comment also applies to the options on futures for the Superfund Managed Futures Strategy Fund.

Response: The Registrant already includes the expiration date of the option in a separate column in the same line as each future, and can confirm that it will add the future’s expiration date as well going forward. Please note that the Fund’s semi-annual report for the period ended April 30, 2016, filed on July 8, 2016 includes such disclosure.

With respect to the West Shore Real Return Fund:

12.        Comment: From the Fund’s filing on Form N-Q for the period ended January 31, 2016, it appears that the Twentieth Century Masters Collection, LLC security continues to be valued at the acquisition price. Please provide the rationale to continue valuing the security at such price when the acquisition occurred almost two years ago.

Response: Twentieth Century Masters Collection, LLC (“TCMC”) is a private investment fund acquired by the Fund on March 25, 2014. The assets of

TCMC are works of art, which are acquired and/or disposed of in private transactions.

The Fund’s illiquid holdings are subject to continual review by the Fund’s Fair Valuation Committee (“FVC”) and the valuation methodology employed is reviewed on a quarterly basis by the Valuation Committee (“Valuation Committee”) of the Registrant’s Board of Trustees (the “Board”). The Board has also retained an independent third-party valuation consultant to assist with the FVC’s formulation of, and the Board’s ongoing monitoring of, the fair valuation methodologies employed by the Fund(s). The valuation consultant regularly participates in meetings of the FVC and reviews any proposed fair valuation methodologies to be utilized and reports to the Valuation Committee regarding the same. The Valuation Committee has approved a fair valuation methodology for TCMC based upon, but not limited to, the purchases and sales of artwork, inputs relating to movements in the price of art and the pieces of art held by TCMC, dealer quotations for comparable art, and any other applicable market conditions. Further, all art interests in TCMC are valued on an annual basis based on TCMC’s audited financial statements that take into account all assets and liabilities of TCMC as well as the aggregate value of all works of art as determined by an annual independent appraisal. The price of TCMC at inception is the offering price.

In connection with this valuation methodology, the Registrant has ascertained the estimated appreciated value of the Fund’s investment in TCMC based on the most recent annual independent appraisal of TCMC. However, TCMC continues to offer shares to prospective investors and to previously committed capital at the original offering price despite receiving more recent appraisal information reflecting appreciation in the value of its holdings. As a result, the approach of utilizing the offering price continues to be a fair estimate of a price at which willing buyers and sellers have transacted for purchases of interests in TCMC. Once the offering period is closed, the Registrant will be able to fully implement its valuation methodology for the valuation of the Fund’s interests in TCMC. This approach reflects consensus between the management of TCMC, the FVC, and the Valuation Committee, in consultation with and in conformance with the recommendations of its independent valuation consultant. The Registrant also notes that the Fund’s independent accountants also reviewed and did not disagree with the valuation price assigned to this holding.

13.        Comment: For all restricted securities, please provide all information required pursuant to Rule 12-12 of Regulation S-X, including the acquisition date of such securities.

Response: The Registrant will ensure that all information regarding restricted securities required by Rule 12-12 of Regulation S-X, including the acquisition date of such securities, will be provided going forward.

14.        Comment: Going forward, please disclose that “other income” listed on the Fund’s Statement of Operations is income from an affiliated company of the Fund.

Response: The Registrant will include such disclosure going forward.

15.        Comment: We note that the Fund filed an NT-NSAR and an NT-NCSR. Please describe what processes are in place to ensure timely transmissions of shareholder reports going forward.

Response: As disclosed in Registrant’s Form 12b-25 filings for the period ended April 30, 2015, the completion of the Fund’s consolidated financial statements and audit were delayed because information relating to certain of the Fund's private investments were not timely received. For the period ended April 30, 2016, Registrant proactively worked with the Fund’s investment adviser, new independent registered public accounting firm and with the representatives of the private investments held by the Fund to ensure delivery of all documents necessary for the Fund’s auditors to complete their work in a timely manner. Please note that the Fund filed its April 30, 2016 N-SAR and N-CSR filings by their respective due dates.

With respect to the Redwood Managed Volatility Fund (comments also apply to the Redwood Managed Volatility Portfolio, to the extent applicable):

16.        Comment: The Fund’s prospectus states that the Fund may participate in ReFlow Fund, LLC’s (“ReFlow”) liquidity program. Please ensure that this arrangement is described in the Fund’s financial statements, noting whether this program is being used as an NAV total return swap service or as a redemption service.

Response: The Fund has not participated in the ReFlow liquidity program, and as such it is not reflected in the Fund’s financial statements for the fiscal period. If the Fund had participated in the ReFlow liquidity program during this time, it would have been reflected in the Fund’s financial statements.

The prospectus includes this disclosure to allow for flexibility and to disclose the potential participation in the program. The Registrant will evaluate the likelihood of the Fund’s use of ReFlow going forward, and if the Registrant does not believe it will participate in the ReFlow liquidity program it will strike the disclosure from its prospectus in the next post-effective amendment.

17.        Comment:  The Fund invests in derivatives, but there is no discussion of derivatives activity in the Management Discussion of Fund Performance (“MDFP”). Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute

dated July 30, 2010 and going forward, disclose any material effect of derivatives on performance of the Fund in the MDFP.

Response: The Registrant will consider including such disclosure in the Management Discussion of Fund Performance of future shareholder reports.

18.        Comment: With respect to the Fund’s schedules of investments, going forward, please include the share class of the underlying funds in which the Fund invests. Please note that this comment also applies to the West Shore Real Return Fund.

Response: The Registrant will include the requested disclosure in future shareholder reports for the two Funds.

19.        Comment: With respect to the Fund’s schedules of investments, please disclose the financing rate and the constituents of the total return swap.

Response: The Registrant will add the financing rate and consider adding the constituents of the total return swap in future filings.

20.        Comment: With respect to the total return swaps listed on the Fund’s schedule of investments, please clarify whether the Fund is paying or receiving a return on the total return swap. Currently the disclosure appears to show that the Fund is both paying a return and also paying a financing fee to Barclays.

Response: The Fund is paying the total return and receiving a financing fee from Barclay’s on the total return swap. The Registrant will ensure that future reports properly reflect such arrangements.

21.        Comment: In the Fund’s Statement of Operations, please break out the realized gains and losses and disclose realized gains and losses on investments and swaps separately.

Response: The Registrant will provide such disclosure in the Fund’s Statement of Operations going forward.

22.        Comment: In the Fund’s Statement of Operations, please confirm that the realized gains from distributions from the underlying funds are not included in the dividend income.

Response: The Registrant confirms that the realized gains from distributions from the underlying funds are not included in the dividend income in the Fund’s Statement of Operations.

23.        Comment: In the Fund’s Statement of Changes in Net Assets on page 8, it appears that significant shareholder activity had occurred during the fiscal year.

Please describe any related party transactions that should be disclosed and additionally please disclose whether redemption fees are being waived for certain parties.

Response: The Fund did not have any related party transactions during the last fiscal year and no redemption fees were waived for certain parties during the reported fiscal period.

24.        Comment: Page 18, note 7 of the Fund’s notes to financial statements discloses a return of capital. Please include such information in the Fund’s financial highlights and in its Statement of Changes in Net Assets.

Response: The Registrant will include such footnote disclosure in the Fund’s financial highlights and Statement of Changes in Net Assets going forward. The Registrant notes that the return of capital amounted to significantly less than $.01 per share.

With respect to the Anfield Universal Fixed Income Fund:

25.        Comment: With respect to the Fund’s Schedule of Investments, for adjustable rate securities, please consider disclosing the base rate plus the askable spread.

Response: The Registrant will consider this request going forward after discussion with Fund’s Adviser.

26.        Comment: On the Fund’s Schedule of Investments, with respect to asset-backed securities, please ensure that the information includes vintage, class and tranche.

Response: The Registrant will consider this request going forward after discussion with Fund’s Adviser.

27.        Comment: With respect to the Fund’s Statement of Operations, please combine the amortization of premiums with the interest income. Please refer to the Audit and Accounting Guide for Investment Companies Section 2.110.

Response: The Fund’s independent registered public accountant requested that the Amortization of Premiums be broken out from Interest in the Fund’s Statement of Operations as it felt the amount was a material component of overall Total Investment Income. The Registrant will discuss the SEC comment with the audit firm going forward.

28.        Comment: With respect to the Fund’s financial highlights – ratio of Fund’s gross expenses, please recalculate the expense ratio using the appropriate industry guidance for gross ratio calculations and correct going forward.

Response: The Registrant believes that the expense ratios were calculated correctly. The differences in the gross expense ratios are solely attributed to the class level specific expenses (i.e., 12b-1 fees).

29.        Comment: The Fund’s notes to the financial statements state that in part, the significant unobservable inputs used in the fair value measurement of the Fund’s level 3 bonds and notes are the “size of position, as it was determined that smaller lots sold and reported on TRACE have significantly higher price than the mark price therefore a 10% discount was applied to reflect the larger position held by the Fund.”

Please describe the valuation procedures for the security and confirm a blockage discount was not applied. In addition, please include disclosure if a price was received from a pricing vendor that was lower than the price determined by management, and if so, please confirm consistency with the Fund’s valuation policy.

Response: The Registrant’s Fair Valuation Procedures state that: - If, in the opinion of the applicable Adviser/Sub-Adviser, the market quotation as determined in accordance with the ordinary pricing procedures that is used to value a security (the “determined value”) does not represent a “readily available market quotation” or does not reflect the Fair Value of the security for any reason, the Adviser/Sub-Adviser shall notify the appropriate persons at Gemini Fund Services, LLC (“Gemini”) and request a meeting of the Fair Value Committee to decide whether to make a Fair Value Determination to override such determined value (a “Price Override”). In evaluating whether to make a Fair Value Determination to override such determined value, the Fair Value Committee shall take into consideration any market quotations that were obtained. The Adviser/Sub-Adviser shall provide an explanation as to why it believes the determined value does not reflect a “readily available market quotation” or the Fair Value, and a recommendation and supporting data for an alternative price and/or valuation methodology.

In this particular case, the Advisor notified Gemini of the FINRA TRACE system price which was higher than the price being received from the pricing source. The Adviser determined the pricing source did not properly reflect the fair value of the security as the most recent trades were most representative of the current market for the security. Such determination was consistent with the Registrant’s Fair Valuation Procedures.

The Registrant confirms a blockage discount was not applied.

30.        Comment: Going forward, please expand the disclosure regarding the volume of derivatives activity for the Fund during the period in accordance with ASC 815-10-50.

Response: The Registrant will consider the comment going forward.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

The Registrant hereby acknowledges that: (1) the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Annual Reports; (2) comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Reports reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Reports; and (3) the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-2497 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Catherine A. DiValentino

Catherine A. DiValentino